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08028190

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 27556

SEC Mail Processing Section

MAR 07 2008

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinman (973) 285-3670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Steven Weinman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Equities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Maureen P. Bettio
Notary Public

MAUREEN P. BETTIO
Notary Public, State of New Jersey
My Commission Expires
November 07, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT EQUITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Summit Equities, Inc.

We have audited the accompanying statement of financial condition of Summit Equities, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Equities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2008

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 4,187,231
Receivable from clearing organization	230,837
Securities owned, at market	105,641
Commissions and concessions receivable	2,448,118
Furniture, fixtures and equipment, net	415,511
Prepaid expenses and other assets	423,401
	$ 7,810,739
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing organization	$ 54,118
Commissions and concessions payable	2,358,653
Deferred advisory fee revenues	399,971
Accounts payable and accrued expenses	895,763
Total liabilities	3,708,505
Stockholders' equity	
Common stock, no par value,	
Class A voting; authorized 1,250 shares; 62.505 issued and 51.755 shares outstanding	7,500
Class B non-voting; authorized 1,250 shares; 164.275 issued and 127.660 shares outstanding	15,178
Additional paid-in capital	1,102,957
Retained earnings	3,735,242
Treasury stock, 10.750 shares of Class A held at cost	(224,320)
Treasury stock, 36.615 shares of Class B held at cost	(534,323)
Total stockholders' equity	4,102,234
	$ 7,810,739

See accompanying notes to financial statement.

SUMMIT EQUITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation, and acts as a securities broker-dealer. The Company is also registered with the Securities and Exchange Commission ("SEC") as an investment adviser and provides advisory services to clients for a fee.

Commission and Concession Revenue and Expenses

Commission and concession revenue and expenses are recorded on the trade date. Commission and concession revenue and expenses are earned on Mutual Fund and Variable Product transactions.

Advisory Fees

Advisory fee revenues and expenses are earned or incurred on asset management services. The Company defers revenues and expenses for advisory services provided and recognizes these deferrals ratably on a monthly basis over the lives of the contracts.

Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded at market value. Unrealized gains and losses are currently reflected in income. At December 31, 2007, securities owned are substantially comprised of various mutual funds.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, which is provided on a straight-line basis over their estimated useful lives.

Asset	Estimated Useful Lives	Principal Method
Computer equipment	5 years	Straight-line
Office equipment	5 to 7 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Leasehold improvements	Term of the lease	Straight-line
Software	3 to 5 years	Straight-line

Rent Expense

Rent is charged to operations by amortizing the minimum rent payment over the life of the lease, using the straight-line method.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate loss.

The Company complies with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for state income taxes. Deferred state income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, and based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount considered more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Deposits with clearing organization

The Company in the aggregate must maintain a combined minimum balance of $50,000 in clearing accounts with institutions, which process customer transactions.

3. Furniture, fixtures and equipment

Details of furniture, fixtures and equipment as of December 31, 2007 are as follows:

Computer equipment	$ 343,850
Office equipment	239,763
Furniture and fixtures	77,911
Leasehold improvements	140,133
Software	41,620
	843,277
Less accumulated depreciation and amortization	427,766
	$ 415,511

4. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other shareholders and provides for the determination of the price of the buy-back of shares from any shareholder. Additionally, the Company has the option to acquire shares of any deceased stockholder. During the year ended December 31, 2007, 5.355 shares were transferred from Class A to Class B stock.

5. Related party transactions

Beginning June 1, 2001, Summit Marketing, Inc., and Summit Financial Resources, Inc., affiliates of the Company, agreed to assume a portion of the Company's rental commitment. Beginning July 24, 2007 this agreement was amended whereby, Summit Marketing, Inc., agreed to pay 20% and Summit Financial Resources, Inc. agreed to pay 5% of the rental commitment, net of certain administrative reimbursed expenses on a month-by-month basis. Total reimbursements to the Company, for the year ended December 31, 2007, amounted to approximately $56,000 (see Note 6).

Summit Marketing, Inc., provides the Company with support staff and payroll services for which the Company reimburses Summit Marketing, Inc. on a monthly basis. In addition, Summit Marketing, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 100% of salary or the limitations provided for by the Internal Revenue Code. The Company matches a portion of the participant's contribution, with a maximum match of 6% of the employee's compensation. At the discretion of the Company, the Company match for the year ended December 31, 2007 was 3%. Total reimbursements for the year ended December 31, 2007 amounted to $3,831,000, which are included in general and administrative expenses.

Total commissions paid to shareholders for the year ended December 31, 2007, included in commission, concession and advisory fee expense, amounted to approximately $10,677,000.

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $2,596,000, which was approximately $2,349,000 in excess of its minimum requirement of approximately $247,000.

7. Commitments

The Company is obligated under two non-cancelable lease agreements on their office space expiring August 31, 2014. The leases contain escalation clauses based on increased costs incurred by the landlord. Rent expense for the year ended December 31, 2007 was approximately $50,000, net of certain related party and administrative reimbursed expenses (see Note 5).

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2007, are approximately as follows:

Year ending December 31, 2007	
2008	$ 862,000
2009	876,000
2010	876,000
2011	920,000
2012	948,000
Thereafter	1,580,000
	$ 6,062,000

8. Off-balance sheet risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent event

In March 2008, the Company expects to distribute approximately $700,000 to its shareholders.

END